■ Sit Investment Associates, Inc. ■

International Investment Outlook & Strategy

January 13, 2010

Investment Outlook

We materially increased our global GDP forecast from +2.4 percent to +2.8 percent for 2010. The first half of the year should be stronger for most nations as stimulus money will continue to have a positive impact; however, as we enter the second half we may witness slowing economic growth as a result of the stimulus withdrawal. We anticipate that various monetary and fiscal measures will gradually be wound down, but it will be measured to reduce the negative impact on growth. In the U.S., we increased the 2010 GDP estimate from +1.7 percent to +2.4 percent, largely for the aforementioned reasons. In developed Europe, we modestly increased our 2010 GDP growth estimate to +1.5 percent from +1.0 percent as these economies will continue to expand because of export demand and consumption growth. In emerging Europe, we anticipate significantly higher growth of at least +3.5 percent, driven by consumption, particularly in Poland and Russia. Japan's economy continues to lag other nations and we only anticipate growth of +0.5 percent in 2010. Growth within Japan will be driven by exports while consumption will likely remain anemic. In the rest of Asia, growth is rather robust. We increased our Asia ex-Japan 2010 GDP growth estimate to +8.0 percent from +7.5 percent, primarily on higher growth from China, and to a lesser extent other emerging economies, such as India. For 2010, we expect Chinese economic growth of at least +9.0 percent, as trade recovers from a depressed level, and Indian growth of +7.5 percent, as the agricultural economy improves. Latin American 2010 GDP growth will be driven by demand for raw materials, energy, and domestic consumption. Given this, we modestly increased our 2010 GDP forecast in that region to +3.5 percent from +3.0 percent. Our global economic forecasts are contained in Exhibit A. As illustrated last quarter, Exhibit B shows that the latest OECD Composite Leading Indicators signal a significant recovery in all major economies. Additionally, as seen in Exhibit C, emerging economies contribute more to world GDP growth than developed economies, at 66 percent. China now represents 7 percent of world GDP, up from 2.5 percent in 1995, see Exhibit D. As we move into the next decade, emerging markets will become an even larger factor.

While monetary and fiscal measures are gradually being withdrawn to contain potential inflation, we don't believe there will be material inflation in 2010; rather, we fear higher inflation in 2011 and beyond. Commodity prices, such as basic materials and energy prices remain at elevated levels while agricultural commodities are well off their highs. Given the strong demand from emerging markets, we expect basic materials and energy prices to remain high. In addition, as inflation fears begin to increase, we expect those commodities to be a "safe-haven" and potentially rise further. We are monitoring the data, as we think inflation could have a big impact in some regions. In other regions, such as Japan, deflation poses a bigger threat. Exhibits A and E display our inflation outlook.

Given positive signs of economic recovery in virtually every country, it should be expected that several countries will raise rates sometime in 2010. In the fourth quarter of 2009, the Reserve Bank of Australia raised its benchmark interest rate three times to 3.75 percent. The Australian economy is among the best performing developed markets, as it benefits from strong basic materials exposure. We believe it is likely that rates will go higher in Australia throughout 2010. Within other developed markets, we don't anticipate that any of the major central banks will raise rates until sometime in late 2010, at the earliest. The U.S. Federal Reserve, European Central Bank, and Bank of England remain at historically low levels of 0 to 0.25 percent, 1.25 percent, and 0.5 percent, respectively. The European Central Bank has publicly stated that they have no intention of raising rates in the near term. The Bank of Japan recently stated that they won't tolerate deflation; we interpret this to be a signal that the Bank of Japan will keep interest rates low for an extended period. They are currently at 0.1 percent. In China, we believe the central bank will not raise rates until later in 2010, but will continue other modest tightening efforts. Elsewhere in Asia, we think countries, such as India, will likely raise rates throughout the year.

Contrary to the first eleven months of 2009, the U.S. dollar appreciated meaningfully against several currencies in the month of December and actually erased most of its losses relative to nations with low exposure to energy and other basic commodities. For 2009, any energy exposed nations saw significant appreciation of their currency relative to the U.S. dollar at or around +30 percent. We believe that the U.S. dollar strength that occurred in December will continue throughout 2010 as the U.S. economy continues to improve and interest rates rise. We believe the U.S. is in better relative shape and investment flows will again move to the U.S. In 2010, we expect gradual deprecation of the euro and British pound and forecast ranges of $1.30 to $1.45 and $1.55 to $1.65, respectively. In Japan, given anemic growth projections, we believe the yen will depreciate and trade in a range between ¥90 to ¥100. Exhibits A, F, and G detail our currency outlook and historical currency performance.

Global equity markets remain attractive relative to historical averages, albeit not quite as attractive as they were in early 2009. On a forward P/E basis, the UK and Europe ex-UK markets are the most attractive at 12.0x and 12.6x, respectively, compared to 14.0x for the world average. Japan continues to look the least expensive on a P/E basis, relative to its post-1990 average, trading at more than a 42 percent discount. On an EV/EBITDA basis, the UK looks attractive relative to the world average at 7.2x versus 8.2x. Japan and Asia ex-Japan look attractive at 8.9x and 8.4x, respectively, relative to their respective post-1990 averages of 9.8x and 8.7x. Global free cash flow yields continue to be very strong. The European markets are the most attractive, with free cash flow yields of 5.0 percent in Europe ex-UK and 5.8 percent in the UK. Exhibit H displays global equity valuations.

INVESTMENT STRATEGY

Fourth quarter 2009 performance was not as robust as the previous quarter. Overall markets appreciated, but there were some exceptions, particularly in Europe where Italy and Greece declined. Asian markets did quite well, led by China, the Philippines, and Singapore. With the exception of Peru, Latin American countries outperformed the overall market. For 2009, emerging market equities soared, rising +75 percent, as measured by the MSCI Emerging Markets Index, led by Latin America up nearly +100 percent. This followed an implosion of -55 percent in

2008. The 2009 performance was led by easy monetary policy, fiscal stimulus, domestic consumption, and expectations of a global economic recovery. The BRIC countries had particularly strong performance, with Brazil up +121 percent, Russia appreciating +100 percent, India gaining +100 percent, and China up +59 percent. For every nation, equities recovered on the early 2009 prospect of higher earnings growth. As 2009 progressed, equities did move higher on earnings improvement, driven by cost cutting. In 2010, we expect continued equity appreciation as earnings continue to exceed expectations, primarily due to top line improvement along with some additional cost cutting measures. Exhibit F outlines regional and country performance.

Technology, consumer-related, energy, industrials, and commodity stocks led global equity markets returns in the fourth quarter of 2009. Bank stock returns reversed course from being among the top five performing sectors in 2009 to being the worst performing sector in the fourth quarter. In general, we prefer high-quality, unit growth companies with pricing flexibility, revenue growth, and margin expansion potential. We remain sanguine about companies that are true growth stories, with strong free cash flow, healthy balance sheets, low debt levels, proactive management teams, and attractive valuations, as we believe stock price appreciation over the longer term will be driven by fundamentals rather than short-term news flow. Given this, we are opportunistically increasing our exposure to technology, late-cyclical groups, energy, and commodity-related sectors. We are still maintaining exposure to growth companies in the consumer staples, healthcare, telecommunications, and other less economically-sensitive sectors. We still believe that emerging market exposure in Asia and Europe is desirable, as these regions are recovering more quickly and have the best long-term growth prospects. Given our confidence in emerging markets, we favor infrastructure-related industries that will benefit from government-induced economic stimulus, along with domestic consumption beneficiaries. In addition, we like companies with exposure to energy and commodity sectors as they will benefit from emerging market demand. Merger and acquisition activity has been relatively active in the last two quarters and we expect to see continued strength, particularly in emerging markets. While many nations still face massive structural problems such as on-going high deficits and unemployment, we believe these concerns are much more longer-term in nature and will only gradually impact various nations rather than have a dramatic impact in the near term.

Regarding our geographical weights, we remain confident that the U.S. and Asia ex-Japan will lead the global economy out of the current economic downturn. The U.S. was the first to slow and has been proactive in both monetary and fiscal policy. The issue for the U.S. will be timing and method of withdrawing various stimulus measures. Asia ex-Japan, specifically China and India, has also used aggressive monetary policy to stimulate domestic consumption and growth and has weathered the downturn better. Given the stronger relative growth prospects in Asia ex-Japan, we continue to target an overweight position relative to the benchmark. We are invested in companies which will benefit from recovering economic growth, driven by economic stimulus, along with domestic-consumption beneficiaries. We also favor commodity-related stocks that continue to see strong demand from China. Given deflationary concerns, poor domestic consumption, lack of political leadership, structural issues, and better opportunities elsewhere in the world, we remain materially underweight in Japan. Within Japan, we maintain a balanced portfolio of globally-competitive export beneficiaries, domestic restructuring/recovery plays, and domestic consumption investments. In developed Europe, we remain underweight the benchmark, given our belief that there are better opportunities in emerging markets, including emerging Europe. However, within developed Europe, our focus is on stocks with exposure to emerging markets, particularly consumption and export opportunities.

KEY HIGHLIGHT TOPICS IN EUROPE

Recovery Appears to be in Full Swing

Europe continues to exhibit signs of an economic recovery. While the recovery is not as widespread as hoped, it is occurring in most European countries. Spain, Ireland, and Greece are the notable exceptions; however, they make up 11.6 percent, 1.8 percent, and 2.7 percent of GDP, respectively. We don't believe that this is enough to derail a European recovery, particularly since it looks like the Spanish economy appears to be bottoming. Rather, we believe that the mere fact the European companies did not proactively cut costs like those in the U.S., the profit recovery may lag the U.S. and some countries in Asia. That said, we still expect things to improve in Europe, but are carefully watching for any cracks in the recovery.

Unemployment, while a lagging indicator, is still rising. For November, unemployment was at 10 percent in the euro area and was marginally lower at 9.5 percent in the European Union, see Exhibit I. Spain recorded the worst unemployment rate of 19.4 percent for the region, while the Netherlands faired the best, at 3.9 percent. We wouldn't be surprised to see this tick up a bit more over the next few months, but we believe it's close to the top as the economy looks like it is entering more stable ground.

As for the consumer, retail trade continued to decline in November. Euro area retail trade was down -1.2 percent month-over-month and Europe Union retail trade was down -0.8 percent, see Exhibit I. It's not surprising that retail trade has been gradually declining because savings rates within Europe have been rising at the same time. We believe with high unemployment and relative uncertainty that consumers have scaled back their spending and saved their money.

Business sentiment continues to pickup, albeit in a somewhat choppy pattern from month to month. The Ifo Business client sentiment survey indicates that businesses are becoming more positive; however, it is still not close to the highs seen before the crisis in 2007, see Exhibit I. The German ZEW business sentiment index shows the same general trend.

Last quarter we noted that the decline in industrial orders was lessening; however, orders actually ticked down in October compared to September, see Exhibit I. For the euro area, orders declined -2.2 percent. Industrial orders were less negative in the European Union, down -1.6 percent. If you exclude the very volatile orders for ships, railway, and aerospace equipment, orders were only down -0.4 percent for the euro area and -0.8 percent for the European Union. While industrial orders can vary greatly from month to month, we believe that orders will gradually improve.

Regarding the European Central Bank, we don't anticipate any rate hikes in the near term. The bankers have publicly stated they do not have any intention to raise rates, which could deter growth in countries that are lagging. Once it becomes clear that inflation may be an issue, probably sometime in 2011, we believe the European Central Bank will take a more aggressive stance. That said, we believe the European Central Bank will raise rates sometime later this year and carefully monitor the 2 percent inflation ceiling.

The developing economies of Europe, particularly Russia and Poland, are experiencing much stronger growth than that of the rest of Europe. Higher energy prices in Russia are boosting the economy, supporting energy exports and domestic consumption. Domestic consumption, while anemic in late 2008 and early 2009, is rebounding nicely in most of the region and we anticipate continued improvements as economies recover.

KEY HIGHLIGHT TOPICS IN ASIA

Japan's Economic Growth Supported by Exports

Japan's economy is currently supported by export growth which is being driven by global stimulus measures. Internal consumption is virtually non-existent and, therefore, not supporting an economic recovery in Japan.

Real exports rose +1.8 percent month-over-month, in November, their ninth straight monthly increase, with the 3-month average through November up +6.7 percent, indicating firm exports, see Exhibit J. However, Japan's nominal exports fell -6.2 percent year-over-year in November. The regional export volume index showed buoyant exports to Asia and the U.S. and Europe rebounding strongly, see Exhibit J. By category the recovery has spread, and continued in chemicals and electrical machinery. General machinery improved markedly, after having lagged amid weak capital expenditures globally; meanwhile, strong growth continued in automobiles despite concerns over waning effects from measures to encourage replacement buying among the leading economies. Even amid a resurgence in export demand, more than a third of Japan's factory capacity is sitting idle, giving firms less reason to expand purchases of plant and equipment.

Looking ahead, we expect export momentum to moderate through the first half of 2010 given earlier yen appreciation and as inventory restocking slows. However, we do not expect a sharp downturn in overall exports given the prospect of continued buoyant exports to Asia. We expect Japan to stay out of a recession, but growth will likely be modest.

Confidence among Japan's largest manufacturers rose the least since the economy emerged from its worst postwar recession in December. The Tankan index of sentiment among big makers of products including cars and electronics climbed nine points to minus -24 in December, see Exhibit J. The index improved 15 points in September and 10 points in June, when it climbed from a record low of -58. Sentiment has been tempered by the yen's recent rise to a 14-year high against the U.S. dollar, which threatens profits and market share gains for companies. This suggests that the Japanese economy probably won't fall into a double-dip recession, but it may move sideways.

Low rates have and should help keep the yen weak against other currencies and borrowing costs low to assist Japan exporters. Otherwise, the Bank of Japan, up to now, has done little to combat worsening deflation. Unlike the U.S. and several other nations, the Bank of Japan's assets have changed very little over the last three years. In early December, the Bank of Japan announced it would offer $115 billion in short term loans to commercial banks in an effort to increase lending activity. Also, Prime Minister Yukio Hatoyama unveiled a ¥7.2 trillion ($81 billion) stimulus package, his first since coming to power in September, that includes employment subsidies, loan guarantees, and incentives to buy energy-efficient products. Even so, significant quantitative easing measures are still needed. In terms of timing, we think the Bank of Japan is most likely to move in spring 2010, in conjunction with additional stimulus measures by the government.

Democratic Party of Japan is Already Falling out of Favor

The Democratic Party of Japan (DPJ) won a landslide lower house victory last summer. This was the first change in party leadership in 45 years. Unfortunately, the party is viewed as moving with hesitation, indecision, confusion, and paralysis, similar to the previous administration.

The first two priorities for the administration were to stimulate economic growth and stop deflation. However, given that support for Prime Minister Hatoyama has rapidly declined, from about 70 percent in September to 45 percent currently, his priorities have been derailed, see Exhibit J. The lack of support is because the Prime Minister constantly changes his policy stances. In addition, the DPJ is wrestling with reining in the wasteful parts of bureaucratic spending in order to reduce the deficit while providing stimulus to keep the economy growing. Recently, Finance Minister Hirohisa

Fujii resigned, citing bad health. His departure was widely linked to an alleged feud with Secretary General of the DPJ, Ichiro Ozawa, and his influence over Prime Minister Hatoyama. Mr. Hatoyama named his deputy, Naoto Kan, who has little experience in economic policy, as the new finance minister.

China's V-Shaped Economic Recovery

China was a bright spot in terms of economic recovery in 2009, growing +8.9 percent year-over-year in the third quarter, recovering further from +7.9 percent in the second quarter and +6.1 percent in the first quarter, bringing estimated 2009 GDP growth to +8.5 percent. Although external demand remains weak as shown in the negative decline in November exports, investment and consumption are expanding rapidly and have more than offset the lost demand abroad. Industrial production is well along the recovery path, appreciating +19 percent year-over-year in November. Power production hit a record high, +27 percent year-over-year, a sign of revived economic activity, see Exhibit K. In December, the Purchasing Managers' Index expanded at 56.6, the fastest rate in 20-months. Exports, after thirteen months of negative year-over-year growth, finally turned positive, up +17.7% year-over-year. Net exports contributed -3.6 percent to GDP in the first nine months versus +0.8 percent in 2008, and as the global economy recovers, net exports should contribute positively in 2010, see Exhibit K.

For 2010, we expect economic growth to show an improvement from the 2009 level, as trade recovers from a depressed level and the local economy continues to exhibit growth. Investment growth should decelerate somewhat and be less aggressive than it was in 2009. On the consumption side, consumer confidence has picked up from low levels. In addition, stimulus policies on home appliance and car purchases were recently extended. Income growth is expected to improve due to the recovering economy. All these factors should lead to an improvement in consumption growth in 2010.

With regards to monetary policy, new loans exploded in 2009 and are heading above 10 trillion renminbi. Money supply is growing at roughly +30 percent year-over-year. As the global economy recovers along with increasing inflation risks, some form of policy tightening looks likely in 2010. With the renminbi essentially pegged to U.S. dollar, the People's Bank of China is unlikely to raise rates ahead of the U.S. Federal Reserve. Hikes in bank reserve requirements and normalization of credit growth are expected to occur before rate hikes are considered.

Abnormally loose monetary policy and relatively tight supply has propped up housing prices and has caused worry of an asset bubble, see Exhibit K. To cope with increasing home prices, the government plans to increase supply by building more affordable housing in 2010. At the same time, the government is getting tougher on the property industry. On December 17th, the Ministry of Finance announced that the down payment requirement for land purchases from the government will be 50%. From January 1, 2010, home sellers will have to hold their apartments for more than five years (instead of two years in 2009) to qualify for the sales tax exemption. This policy is still the biggest risk for the property industry. However, given the importance of property to China's economic growth, over tightening in the property market is possible, but we believe the probability is low.

We do not expect the Chinese government to yield to the increasing pressure with respect to their currency, yet as exports continue to recover, there could be modest renminbi appreciation in 2010.

Asia ex-Japan Economies: Recovery Ahead

Asia ex-Japan economies are growing again and no longer in recession. The Asian economies that recovered the fastest were those most insulated from the world-wide collapse of trade. The Asian economies were also helped by loose monetary policy, fiscal stimulus, and domestic consumption. Flow of funds was very positive for the region. According to EPRF Global, Asia ex-Japan investment funds took in $25 billion in 2009 versus the previous record of $20 billion in 2007, a factor that drove markets higher.

Hong Kong's economy recovered in part due to low interest rates and China's strong economy. Given the Hong Kong dollar is pegged to the U.S. dollar, the Hong Kong Monetary Authority will likely be accommodative and follow the U.S. Federal Reserve. The consumer is showing strength; November retail sales by value rose +11.7 percent year-over-year (the fastest in 16-months) and by volume +9.8 percent year-over-year. The unemployment rate dropped for a third consecutive month to 5.1 percent in November. The stronger economy has spread to the property market as Hong Kong home prices are up +29 percent year-to-date and central office rents are up +7 percent from the bottom in October 2009. Hong Kong property remains attractive given low mortgage costs and near-zero interest rates.

India's economy surged in their fiscal second quarter on stronger-than-expected growth in agriculture, industry, and services. As India is in the early stages of a recovery, the government will most likely continue to emphasize infrastructure spending and consumer spending. November exports increased +18.2 percent year-over-year, the first time in 14 months and imports slowed its rate of deceleration to -2.6 percent from a low of -37.1 percent in July. Further, India's industrial production was up +10.3 percent year-over-year in October, from a low of -0.8 percent in March. However, India's wholesale price index was up +4.8 percent year-over-year in November, driven by food prices and manufactured product prices, which may prompt the Reserve Bank of India to adopt a tighter monetary policy.

South Korea's economic recovery has been aided by improved OECD demand. To help aid the recovery, the Bank of Korea has maintained a loose monetary policy by keeping rates at 2.0 percent since February 2009. Industrial production increased +17.8 percent year-over-year in November versus +0.2 percent in October and exports surged +33.7 percent year-over-year in December, from +18.1 percent in November, providing evidence of a strengthening economy.

KEY HIGHLIGHT TOPICS IN LATIN AMERICA

Riding the Energy/Material Demand

As the demand for energy and material commodities remains at elevated levels, Latin America should continue to benefit. Our investments in Latin America are in Brazil, Chile, and Mexico. Brazil is benefiting from China's strong demand for raw materials, including iron ore which represents over 50 percent of exports. Energy-related companies are benefiting as prices remain high and demand is strong. Chile's economy is also reliant on basic materials strength, particularly copper. Mexico's economy declined in 2009 as trade with their largest trading partner, the U.S., declined. But with the U.S. economy showing signs of picking-up, Mexico's economy should improve.

Exhibit A

Global Economic Assumptions
2010 GDP Recovery and Modest Inflation

	GDP GROWTH				INFLATION			
				2008-2012				2008-2012
	2008A	2009E	2010E	(5 Yr CAGR)	2008A	2009E	2010E	(5 Yr AVG)
Global Economy	**1.9%**	**(1.1)%**	**2.8%**	**1.7%**	**3.8%**	**1.1%**	**2.1%**	**2.0%**
United States	0.4	(2.6)	2.4	1.0	3.8	(0.3)	2.5	1.3
Euro Area	0.7	(4.0)	1.5	0.1	3.3	0.5	1.0	1.5
United Kingdom	0.7	(4.5)	1.5	0.3	3.6	1.8	2.0	1.9
Japan	(0.7)	(5.5)	0.5	(1.3)	1.5	(1.3)	(0.5)	0.0
Asia Ex Japan	6.7	5.5	8.0	6.3	6.5	1.5	3.0	3.0
Latin America	4.2	(2.0)	3.5	4.0	7.8	6.5	6.0	6.0

10-Year Bond Yields

	2007	2008	2009	2010	
	12/31A	12/31A	12/31A	6/30E	12/31E
United States	4.0%	2.2%	4.6%	4.8%	5.0%
Euro (Germany)	4.3	2.9	3.4	3.5	3.8
Japan	1.5	1.2	1.3	1.5	1.5
United Kingdom	4.5	3.0	4.0	4.3	4.5

Exchange Rates

	2007	2008	2009	2010	
	12/31A	12/31A	12/31A	6/30E	12/31E
Euro ($/€)	1.46	1.40	1.43	1.40	1.35
Japan (¥/$)	112	91	93	95	98
UK ($/£)	1.98	1.46	1.62	1.60	1.57

Source: Bloomberg, Morgan Stanley, Bank of America Merrill Lynch, and Sit Investment Associates, Inc., January 7, 2010

Exhibit B

OECD Composite Leading Indicators Indicate a Recovery is Well Underway

The United States


110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Euro Area


110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

The United Kingdom


110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Japan


110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Source: OECD Composite Leading Indicators, January 8, 2010

Exhibit C

Contribution to World GDP Growth (IMF)

By Region & Country



Other Developed
13.6%
Italy
2.5%
France
3.4%
United Kingdom
4.7%
Germany
2.8%
Japan
4.2%
United States
13.4%
Emerging
Economies
65.9%
China
15.5%
Korea
3.0%
Mexico
2.6%
Turkey
1.2%
Indonesia
0.4%
Taiwan
0.3%
Poland
1.1%
Saudi Arabia
0.9%
Iran
0.8%
India
3.0%
Russia
3.3%
Other Developing
15.8%
Brazil
7.4%

Source: ISI Group, January 5, 2010

Exhibit D

Developing Economies Gaining Share of World GDP

1995



Saudi Arabia 0.5%
Poland 0.5%
South Africa 0.5%
Turkey 0.6%
France 5.3%
Italy 3.8%
Other Developed 13.8%
Indonesia 0.8%
United Kingdom 3.9%
Taiw an 0.9%
Germany 8.6%
Mexico 1.0%
Other Developing 7.9%
Developing Economies 21.7%
Korea 1.8%
Japan 17.9%
China 2.5%
Brazil 2.6%
India 1.2%
Russia 1.1%
United States 25.1%

2008



Indonesia 0.8%
Taiwan 0.9%
Turkey 0.8%
Poland 0.8%
Other Developed 15.3%
Mexico 1.8%
Saudi Arabia 0.6%
Italy 3.8%
France 4.7%
Iran 0.6%
Korea 2.0%
United Kingdom 4.4%
Germany 6.0%
Emerging Economies 34.1%
China 7.3%
Other Developing 11.2%
Japan 8.1%
India 2.0%
Russia 2.8%
Brazil 2.6%
United States 23.5%

Source: ISI Group, January 4, 2010

Exhibit E

Modest Inflation in 2010

The United Kingdom


U.K. CPI Y/Y %
Nov: 1.9%
8
6
4
2
0
1992
1995
1998
2001
2004
2007

Euro Area


EUROZONE CPI Y/Y %
Nov: 0.5%
5
4
3
2
1
0
-1
1992
1995
1998
2001
2004
2007

Japan


JAPAN CPI Y/Y %
Nov: -1.9%
15
10
5
0
-5
1975
1980
1985
1990
1995
2000
2005

China


CHINA CPI Y/Y %
Nov: 0.6%
30
25
20
15
10
5
0
-5
1992
1995
1998
2001
2004
2007

Source: ISI Group, January 7, 2010

Exhibit F

International Market Performance
A Robust 2009

ASIA PACIFIC REGION	4th Quarter 2009 Market % Chg US$	Local	Currency % Chg	Year 2009 Market % Chg US$	Local	Currency % Chg
Australia (ASX)	5.0	3.0	1.9	72.1	33.4	29.0
Hong Kong (HSI)	4.3	4.4	(0.1)	51.9	52.0	(0.0)
Japan (NIK 225)	0.1	4.1	(3.8)	15.9	19.0	(2.6)
New Zealand (NZX 50)	2.5	1.9	0.6	48.6	19.4	24.5
Singapore (STI)	8.8	8.4	0.4	68.8	64.5	2.6
China (SHGH A)	17.8	17.9	(0.0)	79.7	79.8	(0.1)
India (BSE 100)	6.8	3.4	3.4	93.7	85.0	4.7
Indonesia (JSX)	5.7	2.7	2.9	116.9	87.0	16.0
Korea (KOSPI)	1.8	0.6	1.2	61.9	49.7	8.2
Malaysia (KLSE)	7.0	5.9	1.1	46.7	45.2	1.1
Philippines (PSE)	11.7	9.0	2.5	67.7	63.0	2.9
Taiwan (TAIEX)	9.6	9.0	0.5	83.0	78.3	2.6
Thailand (SET)	2.7	2.4	0.2	70.3	63.2	4.3

LATIN AMERICA	4th Quarter 2009 Market % Chg US$	Local	Currency % Chg	Year 2009 Market % Chg US$	Local	Currency % Chg
Argentina (MERVAL)	13.1	11.8	1.1	95.3	115.0	(9.1)
Brazil (IBOV)	13.9	11.5	2.2	144.4	82.7	33.8
Chile (IPSA)	13.6	4.7	8.5	84.6	46.9	25.6
Mexico (IPC)	13.7	9.9	3.4	52.2	43.5	6.1
Peru (BVL)	(6.4)	(6.5)	0.1	118.4	101.0	8.7

AFRICA/MIDDLE EAST	4th Quarter 2009 Market % Chg US$	Local	Currency % Chg	Year 2009 Market % Chg US$	Local	Currency % Chg
Israel (TA-100)	13.5	13.8	(0.3)	78.3	78.8	(0.3)
Morocco (MADEX)	(4.4)	(2.9)	(1.5)	(4.3)	(6.6)	2.5
Pakistan (KSE 100)	(1.0)	0.4	(1.4)	50.2	60.0	(6.2)
South Africa (FTSE-JSE)	14.3	11.1	2.9	61.5	28.6	25.5

EUROPE	4th Quarter 2009 Market % Chg US$	Local	Currency % Chg	Year 2009 Market % Chg US$	Local	Currency % Chg
Austria (ATX)	(7.1)	(5.4)	(1.8)	47.1	42.5	3.2
Belgium (BEL 20)	(0.8)	1.0	(1.8)	35.8	31.6	3.2
Finland (OMXH)	(0.5)	1.4	(1.8)	23.3	19.5	3.2
France (CAC 40)	1.8	3.7	(1.8)	26.3	22.3	3.2
Germany (DAX)	3.0	5.0	(1.8)	27.8	23.8	3.2
Greece (ATHEX)	(19.0)	(17.5)	(1.8)	26.9	22.9	3.2
Ireland (ISEQ)	(12.8)	(11.1)	(1.8)	31.0	27.0	3.2
Italy (S&P/MIB)	(2.8)	(1.0)	(1.8)	23.3	19.5	3.2
Netherlands (AEX)	5.7	7.7	(1.8)	40.7	36.3	3.2
Portugal (PSI)	(2.0)	(0.1)	(1.8)	37.8	33.5	3.2
Spain (IBEX 35)	(0.3)	1.6	(1.8)	34.0	29.8	3.2
Denmark (OMXC 20)	(1.3)	0.5	(1.8)	40.3	35.9	3.2
Norway (OSE)	16.3	15.8	0.4	106.5	70.4	21.2
Sweden (OMXS A-S)	4.6	6.8	(2.1)	62.4	46.7	10.8
Switzerland (SMI)	3.9	3.5	0.4	21.8	18.3	3.0
United Kingdom (FTSE)	6.5	5.4	1.0	37.1	22.1	12.3
Czech Rep (PX)	(9.1)	(3.4)	(5.9)	36.6	30.2	4.9
Poland (WIG)	7.8	6.4	1.3	52.1	46.9	3.5
Turkey (ISE100)	9.3	10.3	(0.8)	102.5	96.6	3.0
Russia (RTS)	15.2	15.2	(0.9)	128.6	128.6	0.7

NORTH AMERICA	4th Quarter 2009 Market % Chg US$	Local	Currency % Chg	Year 2009 Market % Chg US$	Local	Currency % Chg
Dow Jones Industrial Avg	7.4	7.4		18.8	18.8	
S&P 500	5.5	5.5		23.5	23.5	
NASDAQ	6.9	6.9		43.9	43.9	
Canada (TSE)	5.5	3.1	2.4	53.9	30.7	17.8

Source: FactSet Research Systems, December 31, 2009

Exhibit G

A Strengthening U.S. Dollar


Exchange Rate
U.S. Dollar per Euro
Daily: Dec 31, 2008 - Dec 31, 2009
High: 1.5093
Low: 1.2531
Last: 1.4347
1.5000
1.4500
1.4000
1.3500
1.3000
1.2500
$ Strong
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec


Exchange Rate
Japanese Yen per U.S. Dollar
Daily: Dec 31, 2008 - Dec 31, 2009
High: 100.8
Low: 86.1
Last: 93.1
100.0
98.0
96.0
94.0
92.0
90.0
88.0
86.0
$ Strong
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec


Exchange Rate
U.S. Dollar per British Pounds
Daily: Dec 31, 2008 - Dec 31, 2009
High: 1.6965
Low: 1.3669
Last: 1.6149
1.7000
1.6500
1.6000
1.5500
1.5000
1.4500
1.4000
1.3500
$ Strong
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec


Exchange Rate
U.S. Dollar per Australian Dollar
Daily: Dec 31, 2008 - Dec 31, 2009
High: 0.9370
Low: 0.6310
Last: 0.8993
0.9500
0.9000
0.8500
0.8000
0.7500
0.7000
0.6500
$ Weak
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Source: Factset Research Systems, December 31, 2009

Exhibit H

Global Equity Valuations

12-Month Forward P/E Ratio

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	14.5	12.6	12.0	19.7	15.2	14.0
Post 1990 Average	16.5	14.5	12.9	34.1	14.0	16.8
Discount/Premium	*-12.1%*	*-13.1%*	*-7.0%*	*-42.2%*	*8.6%*	*-16.7%*

Enterprise Value/EBITDA (ex Financials)

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	9.0	7.1	7.2	8.9	8.4	8.2
Post 1990 Average	9.8	6.8	7.7	9.8	8.7	8.8
Discount/Premium	*-8.2%*	*4.4%*	*-6.5%*	*-9.2%*	*-3.4%*	*-6.8%*

Free Cash Flow Yield

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	5.7	5.0	5.8	-0.3	3.3	4.5
Post 1990 Average	3.8	3.2	3.5	0.0	3.5	2.9
Discount/Premium	*50.0%*	*56.3%*	*65.7%*	*NM*	*-5.7%*	*55.2%*

Source: Nomura International plc, Europe, December 30, 2009

Exhibit I

A European Economic Recovery
Weaker Consumer and Strengthening Business Conditions

Increasing Unemployment


Euro area and EU27 unemployment rates
Euro area (EA16), seasonally adjusted series
EU27, seasonally adjusted series
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Source: Eurostat, January 8, 2010

Retail Sales Decline is Tapering Off


Deflated turnover for total retail trade
Euro area, seasonally adjusted series
Trendline
EU27, seasonally adjusted series
Trendline
110
105
100
95
90
85
2005=100

Source: Eurostat, January 7, 2010

Confidence Continues to Mount


Pan-German Ifo Business Sentiment
2000=100
Business Expectations
Ifo Business Climate
Current Assessment
115
110
105
100
95
90
85
80
75
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009

Source: Morgan Stanley, December 18, 2009

Industrial Orders


Euro area and EU27 industrial new orders,
total manufacturing working on orders
Euro area, seasonally adjusted series
EU27, seasonally adjusted series
130
125
120
115
110
105
100
95
90
85
80
2005=100

Source: Eurostat, January 6, 2010

Exhibit J

Exports are the Only Sign of Strength in Japan

Export Strength



Real Trade Balance (SA, 2005=100)
Real Trade Balance (RS)
Real Exports (LS)
Real Imports (LS)
140
130
120
110
100
90
80
70
60
50
350
300
250
200
150
100
50
0
-50
-100
97 98 99 00 01 02 03 04 05 06 07 08 09
Note: Figures for the Oct-Dec 2009 quarter are the average data of October and November.
Source: Bank of Japan, Morgan Stanley Research

Source: Morgan Stanley Research, January 8, 2010

Export Volume to Asia Bouyant



Export Volume by Region (2005=100)
140
130
120
110
100
90
80
70
60
50
40
2007
2008
2009
To Asia
To EU
To US
Note: Seasonally adjusted by Morgan Stanley Research
Source: Ministry of Finance, Morgan Stanley Research

Source: Morgan Stanley Research, January 8, 2010

Tankan's Sharp Recovery



Tankan index
20
0
-20
-40
-60
'05 '06 '07 '08 '09
Source: Bank of Japan

Source: The Wall Street Journal, December 15, 2009

DPJ Falling from Favor



Falling From Favor
Approval ratings for the cabinet of Prime Minister Hatoyama (right)
80%
60
40
20
0
Support
Don't support
Sept. Oct. Nov. Dec.
Note: Asahi Shimbun telephone poll of 2,115 respondents, Dec. 19-20.

Source: The Wall Street Journal, December 22, 2009

Exhibit K

A V-Shaped Chinese Economic Recovery

Chinese IP and Power Production


IP and power production
% YoY
% YoY
30.0
20.0
10.0
0.0
-10.0
25
20
15
10
5
0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009
Power production
Industrial production (RHS)
Source: CEIC, NBS and BofA Merrill Lynch Global Research.

Source: Bank of America/Merrill Lynch, December 11, 2009

Real GDP & Contribution to GDP Growth by Expenditure (%)


Real GDP & contribution to GDP Growth by expenditure (percentage points)
2.6
5.1
5.3
0.8
4.1
4.1
7.3
4.0
-3.6
Investment
Consumption
Net exports
13.0%
9.0%
7.7%
Real GDP growth
2007
2008
9M09
Source: NBS, CEIC, J.P. Morgan Research

Source: J.P. Morgan, December 2009

Trade Growth in China


Trade growth
%YoY
USD, bn
80
60
40
20
0
-20
-40
40
30
20
10
0
-10
-20
2004 2005 2006 2007 2008 2009
Trade Surplus (RHS)
Exports
Imports
Source: CEIC, China Customs and BofA Merrill Lynch Global Research.

Source: Bank of America/Merrill Lynch, December 11, 2009

Property Prices in China


Overall property prices in China's 70 large and medium-sized cities
% YoY
% MoM
12
10
8
6
4
2
0
-2
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
2006 2007 2008 2009
Year-on-year % change
Month-on-month % change (RHS)
Source: CEIC, NBS and BofA Merrill Lynch Global Research.

Source: Bank of America/Merrill Lynch, December 11, 2009